UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2002

TDC A/S

Headquarters
Nørregade 21
DK-0900
Copenhagen, Denmark

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F...X...   Form 40-F......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes......   No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
....

Earnings Release 2001

February 27, 2002

Highlights

- **TDC meets EBITDA and exceeds net income outlook for 2001**
- **Net revenues of DKK 51.6bn, up 16%**
- **EBITDA of DKK 12.8bn**
- **Net income excluding one-time items of DKK 1.3bn**
- **13.5m customers at year-end 2001, up 19%**

TDC Group, Income Statement[1]

DKKm	2000	2001
Net revenues	44,552	51,564
Total revenues	**46,757**	**54,082**
Total operating expenses	-33,786	-41,272
EBITDA	**12,971**	**12,810**
Depreciation and amortization	-6,178	-8,472
Operating income (EBIT)	**6,793**	**4,338**
Net financials	-612	-1,569
Income before income taxes	**6,181**	**2,769**
Income taxes	-2,575	-1,807
Income before minority interests	**3,606**	**962**
Minority interests' share of net income	-15	355
Net income	**3,591**	**1,317**
Earnings per share, DKK	**16.6**	**6.1**

1) Excl. one-time items

Group highlights 2001

COPENHAGEN, Denmark, February 27, 2002 - The TDC Group today reported 2001 net revenues of DKK 51,564m, up 16%. Earnings before interest, taxes, depreciation and amortization (EBITDA) totaled DKK 12,810m, compared with DKK 12,971 in 2000. Net income excluding one-time items totaled DKK 1,317m.

"2001 was a successful year for TDC. The Group's performance was influenced by our Swiss operation, which was fully consolidated for the first time and performed better than planned. 2001 was also the first full year with the TDC Group's new structure based on business lines. The smooth integration of TDC Switzerland, combined with our accelerated ADSL roll-out in the Danish market and the emergence of third-generation mobile services created a solid platform for sustainable growth and value creation for the TDC Group. We expect further improvement in 2002, with all business lines expected to be EBITDA positive. We will continue to target excellent performance and clear strategies while maintaining a sound financial structure. We appreciate our employees' great efforts to fulfill these targets, and value the support we receive from our customers and the trust shown by our shareholders," says Knud Heinesen, Chairman of the Board.

In 2001, total revenues amounted to DKK 54,082m, up 16% compared with 2000. This increase was impacted by the full consolidation of TDC Switzerland.

EBITDA decreased 1% to DKK 12,810m in 2001. The second half of 2001 saw 17% growth compared with 2000, a significant improvement compared with the first half of 2001.

EBITDA from domestic activities decreased DKK 418m or 4% to DKK 9,512m in 2001, impacted by a DKK 811m or 15% decrease in the first half of 2001. However, with continuous performance improvements throughout the year, domestic EBITDA in the second half of 2001 was DKK 393m or 8% better than in 2000.

EBITDA from international operations increased DKK 257m or 8% to DKK 3,298m in 2001, impacted by substantial growth in European mobile operations, offset partly by lower EBITDA stemming from Belgacom, the inclusion of new international Internet operations, expansion of Nordic directory activities and Talkline.

EBITDA per quarter


DKKm
4,000
3,000
2,000
1,000
0
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01

The first "Outlook for 2001" was provided in the Earnings Release for 2000 in February 2001. During 2001, the outlook for 2001 was confirmed and updated, based on a comprehensive quarterly forecasting process and was communicated as outlook updates in the quarterly earnings releases.

Actual revenues were DKK 54.1bn, which is lower than the outlook from February 2001, but consistent with outlooks from May and onwards.

Actual EBITDA was DKK 12.8bn, consistent with the DKK 12.8bn outlook provided throughout the year.

Actual net income was DKK 1.3bn compared with DKK 0.6bn in the February outlook and DKK 0.75bn in the November outlook. The improved net income excluding one-time items was driven primarily by the lower cost of funding the Swiss investment and lower depreciation in a number of operations. The capitalization of the tax value related to incurred losses for 2001 in TDC Switzerland also improved net income.

As foreseen, TDC's financial performance was heavily impacted by the TDC Switzerland transaction completed on January 23, 2001, resulting in a significant earnings dilution through depreciation and amortization as well as the cost of funding. Importantly, however, the Swiss operation performed better on earnings than expected in 2001.

As a counterbalance to the short-term Swiss dilution impact, TDC's European mobile operations contributed an increase in EBITDA compared with 2000. This value creation was based on international investment strategies implemented during the '90s followed by well-managed operations.

During 2001, TDC's Management considered the strategic options for Talkline and decided to restructure the company. The decision led to the commenced closure of the landline and Internet activities and divestment of the Dutch mobile activities. The German mobile and Infodienst activities will continue as operating activities. This restructuring resulted in a one-time item after tax of DKK -2,113m in 2001.

In 2001, Group capital expenditures amounted to DKK 23.0bn compared with DKK 16.1bn in 2000, a DKK 6.9bn increase reflecting mainly the final acquisition transactions in January 2001 related to TDC Switzerland.

Net interest-bearing debt increased to DKK 34.6bn compared with DKK 14.1bn at year-end 2000, mainly as a result of the Swiss investment.

TDC's total proportionally consolidated customer base grew 19% to 13.5m. Similarly, the number of mobile users grew 29% to 6.3m, Internet dial-up subscribers grew 49% to 1.6m, landline customers increased 4.0% to 4.7m and the number of cable-TV subscribers increased 3.4% to 828,000. A more restrictive definition of inactive customers was implemented at year-end 2001.

TDC highlights for 2001

- Inclusion and integration of TDC Switzerland with more than 2.2m customer relationships and revenues of DKK 7.8bn in 2001
- Accelerated roll-out of ADSL in Denmark and subsequently 101,000 new ADSL customers
- Acquisition of a 20-year UMTS license in Denmark in September 2001
- 60% growth in domestic net revenues from TDC Internet
- 29% increase in the consolidated mobile customer base
- 84% increase in Danish SMS messages
- 11% growth in net revenues from TDC Directories, driven primarily by the expansion of directory activities in Sweden

More specifically, the individual business lines performed as follows:

TDC Tele Danmark Group

TDC Tele Danmark's activities cover predominantly Danish landline operations, but also include mobile telephony derived from Duét.

DKKm	2000	2001	Change in %
Net revenues			
Landline telephony	13,265	11,946	-9.9
Mobile telephony	572	574	0.3
Operator services	669	568	-15.1
Data communications services	773	693	-10.4
Terminal equipment etc.	2,683	2,615	-2.5
Leased lines	1,920	2,131	11.0
Other	669	925	38.3
Net revenues, total	**20,551**	**19,452**	**-5.3**
Domestic	18,665	18,601	-0.3
International	1,886	851	-54.9
EBITDA	**6,863**	**6,895**	**0.5**
Domestic	7,021	6,955	-0.9
International	-158	-60	62.0

Net revenues were DKK 19,452m in 2001, down 5.3% on 2000. Adjusted for divestments and changes in ownership, net revenues grew 1.9%.

Landline revenues were DKK 11.9bn, a reduction compared with 2000, primarily related to divestitures and changes in ownership regarding Telenordia and sunrise, respectively.

Net revenues from domestic *landline subscriptions* increased 1.2% to DKK 4,584m due primarily to higher subscription fees based on the rebalancing of prices.

Domestic *landline traffic* net revenues were DKK 5,048m compared with DKK 5,144m in 2000. A total of 25bn minutes were sold, an increase of 0.2%. Net revenues from landline traffic reflect a rebalancing of prices. TDC Tele Danmark's minute volumes are diluted by the ADSL roll-out, which is a flat-rate product.

Net revenues from *international traffic,* which include transit, outgoing and incoming international traffic, decreased

0.1% to DKK 2,314m compared with 2000. Outgoing and incoming traffic revenues grew 5.6% and 8.6%, respectively.

Net revenues from *operator services* decreased 15% to DKK 568m in 2001. This decrease reflects a customer substitution of traditional inquiry services with new Internet-based inquiry services.

Net revenues from *data communications services* decreased 10% to DKK 693m. Net revenues from data communications services include domestic traditional broadband, narrowband and dedicated data services. The decrease in this segment was influenced by the shift from traditional services toward products based on ADSL and IP technologies.

Net revenues from *terminal equipment* decreased 2.5% to DKK 2,615m. The revenue segment includes sales and installation of hardware ranging from handsets to large PBXs, service sales and outsourcing agreements. The decrease in net revenues from terminal equipment sales was driven mainly by the divestment of Trend Communications in 2000.

Net revenues from *leased lines* aggregated DKK 2,131m in 2001, up 11%. This growth was related primarily to Tele Danmark InterNordia in Norway, previously known as ElTele Øst.

In TDC Tele Danmark, EBITDA increased DKK 32m to DKK 6,895m in 2001. The growth was due to increased wholesale activities, including ADSL, partly offset by lower EBITDA from retail telephony.

During 2001, the number of domestic *customers* in TDC Tele Danmark rose 2.2% to 3.505m. The domestic subscriber base includes 2.732m PSTN subscriptions, down 3.1%, 398,000 ISDN2 subscriptions, up 12% and 254,000 Duét subscriptions, up 2.4%.

TDC Mobile International Group

TDC Mobile International includes mainly TDC Mobil, Talkline, Polkomtel, Bité, Ben, UMC and Connect Austria. Net revenues include mobile and landline telephony and Internet services in Talkline.

DKKm	2000	2001	Change in %
Net revenues			
Mobile telephony	13,543	14,422	6.5
Landline telephony	2,628	2,349	-10.6
Terminal equipm. etc.	208	421	102
Other	240	388	61.7
Net revenues, total	**16,619**	**17,580**	**5.8**
Domestic	4,104	4,808	17.2
International	12,515	12,772	2.1
EBITDA	**1,914**	**2,332**	**21.8**
Domestic	1,524	1,341	-12.0
International	390	991	154

Ben is not consolidated after November 30, 2001, as amendments to the shareholder agreement resulted in TDC no longer having significant influence in Ben.

In 2001, *net revenues* from TDC Mobile International increased 5.8% to DKK 17,580m, reflecting strong growth in the European mobile operations offset by lower revenues from Talkline.

In TDC Mobile International, EBITDA increased DKK 418m or 22% to 2,332m in 2001. This was driven by growth in international subsidiaries and associated enterprises, primarily Ben, Connect Austria and Polkomtel.

The total number of customers in TDC Mobile International, proportionally consolidated, was 5.4m, up 16% compared with year-end 2000. Adjusted for deconsolidation of Ben, the customer base grew 19%.

Domestic operations, primarily *TDC Mobil*, the leading mobile operator in Denmark, achieved net revenues of DKK 4,808m, up 17%. Subscription net revenues increased

5.3% to DKK 557m, and traffic net revenues grew 13% to DKK 3,807m.

Domestic EBITDA, primarily in *TDC Mobil*, was DKK 1,341m, a reduction of 12% compared with 2000. The reduction in EBITDA reflects TDC's focused and long-term customer acquisition initiatives, in the first half of 2001. In the second half of 2001, EBITDA margins improved, due partly to the abolishment of handset subsidies.

The number of domestic customers increased 22% to 1.7m, of which 30% was pre-paid. Traffic volume increased 19% to 2,563m minutes and the number of domestic SMS messages increased 84% to 390m, reflecting the growth in demand for new and innovative SMS-based services.

Talkline, the 100% owned German communications provider, recorded net revenues of DKK 9,347m, a decline of 5.3%. EBITDA totaled DKK 114m compared with DKK 267m in 2000. During 2001, TDC's Management considered the strategic options for Talkline and decided to restructure the company. The decision led to the commenced closure of the landline and Internet activities and divestment of the Dutch mobile activities. The German mobile and Infodienst activities will continue as operating activities. At year-end 2001, Talkline had 1.75m mobile customers.

Bité, the 100% owned Lithuanian mobile GSM operator, had net revenues of DKK 410m, up 47% and EBITDA of DKK 147m, up 123%. The number of customers grew 62% to 275,000.

Polkomtel, the 19.6% owned Polish mobile operator, achieved net revenues of DKK 1,705m, up 32% and EBITDA of DKK 611m, up 59%. On a pro rata basis, Polkomtel had 675,000 mobile customers by the end of 2001, an increase of 40%.

TDC Switzerland

TDC Switzerland was created in 2001 following the acquisition and merger of sunrise and diAx. TDC Switzerland expands TDC's position in high-growth markets and will increase the EBITDA growth rate for the TDC Group. TDC Switzerland provides mobile, landline and Internet services for the Swiss market through the sunrise brand and is the second-largest communications provider in Switzerland.

DKKm	**2001**
Net revenues	
Mobile services	3,731
Landline services	3,477
Internet services	568
Net revenues, total	**7,776**
EBITDA	**-77**

TDC Switzerland performed better than projected in the outlook for 2001. Revenues totaled DKK 7,776m and EBITDA was DKK -77m compared with the revenues of DKK 7,600m and EBITDA of DKK –200m presented in the latest outlook.

Since TDC achieved control of TDC Switzerland at the beginning of 2001, the management team has rapidly executed a transition and consolidation strategy. TDC Switzerland focused on reaping the synergy benefits from the merger while increasing the momentum in the market place. The outcome of this initiative is a company with an improved market position and a strong foundation for growth.

The synergy and cost-reduction programs included a reduction in the number of call centers and other offices as well as a reduction in other costs related to administration, marketing and network transmission. In addition, the staff was reduced 19% to approximately 2,200.

TDC Switzerland also launched an image campaign and increased its customer base while sunrise's mobile infrastructure was expanded significantly, bringing coverage on a par with the leading competitor in Switzerland.

At the end of 2001, TDC Switzerland's controlled customer base comprised 944,000 mobile customers, up 62%, 499,000 Internet customers, up 25%, and 786,000 landline customers, up 15%.

During 2001, TDC Switzerland reduced its mobile churn rate from 4.1% per month in 1Q 2001 to 2.7% per month in 4Q 2001, solid proof of the company's successful transition.

In November, TDC Switzerland launched ADSL, adding an important element to the total product portfolio. The offer resulted in a strong customer intake during November and December.

TDC Internet Group

TDC Internet activities include ISP and web services in Denmark, Eastern European Internet web-service operations, and Dan Net, the leading data-clearing provider.

Net revenues in TDC Internet totaled DKK 1,029m, up 71%. Likewise, domestic net revenues grew 60% to DKK 947m, and international net revenues rose to DKK 82m compared with DKK 8m in 2000.

EBITDA in TDC Internet was DKK -353m, unchanged compared with 2000. Domestic EBITDA was DKK -250m compared with DKK -331m in 2000, and International EBITDA was DKK -103m compared with DKK -20m in 2000.

TDC Internet's customer base grew 4.8% to 610,000.

Dan Net, the leader in data-clearing services for GSM roaming and EDI, saw strong 26% growth in net revenues to DKK 241m. EBITDA was DKK 58m, up 87%.

TDC Directories Group

TDC Directories provides directory services, specialist B2B catalogs and on-line inquiry services in the Danish, Swedish and Norwegian markets.

Net revenues rose 11% to DKK 1,502m. Net revenues from Danish operations increased 4.0% to DKK 986m and net revenues from international activities grew DKK 108m to DKK 515m.

EBITDA was DKK 503m, a reduction of 12% compared with 2000, reflecting TDC Directories' start-up of the directory service, named "Gulan", in the major metropolitan centers in Sweden.

TDC Directories holds a strong position outside the major urban centers in Sweden and with "Gulan", TDC Directories will strengthen the Group's market position in Sweden.

In 2001, TDC Directories made a number of smaller acquisitions: Storbyguiden in Norway, DM-huset in Denmark and Företagsfakta in Sweden. These all complement and strengthen TDC Directories' business structure and growth opportunities.

TDC Cable TV Group

TDC Cable TV provides cable-TV services in Denmark.

Net revenues from TDC Cable TV rose 9.0% to DKK 1,191m in 2001, and EBITDA was DKK -50m compared with DKK -58m in 2000.

During 2001, the subscriber poll was abolished, giving TDC Cable TV better negotiating leverage in relation to content providers. This will have a positive impact on performance.

The cable-TV customer base increased 3.4% to 828,000 by the end of 2001. In addition, TDC Cable TV has 11,000 cable-modem Internet customers.

In December 2001, TDC Cable TV signed an agreement to acquire NESA Cable TV, a cable-TV provider that has 17,000 customers.

Other business units

The TDC Services Group achieved net revenues of DKK 3,358m, up 7.4%. EBITDA rose 20% to DKK 1,221m. TDC Services' core activities are primarily to provide billing, logistics, wage administration and IT services for TDC's business units.

TDC also holds a 16.5% stake in Belgacom indirectly through ADSB, a consortium consisting of SBC, Singapore Telecom, TDC and a number of Belgian financial institutions. In 2001, Belgacom's proportionally consolidated net revenues were DKK 6,610m, up 4.7% on 2000 and EBITDA was DKK 2,465m, a reduction of 5.5% compared with 2000.

Depreciation, amortization and write-downs

Depreciation, amortization and write-downs increased DKK 2,294m or 37% from DKK 6,178m to DKK 8,472m in 2001 due mainly to TDC Switzerland.

Depreciation and amortization related to TDC Switzerland aggregated DKK 2,210m in 2001, of which goodwill amortization amounted to DKK 848m. Depreciation and amortization in TDC Mobile International increased DKK 295m or 24% to DKK 1,534m in 2001. This increase stemmed primarily from domestic activities, Polkomtel and Talkline. Depreciation and amortization in TDC Internet increased DKK 127m to DKK 180m in 2001 and was related primarily to the acquisition of TDC Internet Polska and ADSL.

Operating income before one-time items

In 2001, operating income before one-time items decreased DKK 2,455m or 36%, reflecting mainly the impact of depreciation and amortization related to TDC Switzerland.

One-time items

In 2001, one-time items amounted to DKK -2,548m before tax, equivalent to a net income impact of DKK -2,055m compared with DKK 6,161m before tax in 2000, equivalent to a net income impact of DKK 5,496m.

During 2001, TDC considered the strategic options in Talkline, and decided to restructure the company. This resulted in a one-time item of DKK -2,720m in 2001 with a net income impact of DKK -2,113m. The one-time item includes impairment charges and provisions related to fulfillment of obligations toward employees, resellers etc.

Other restructuring costs and impairment charges resulted in a pre-tax loss of DKK 972m with a net income impact of DKK -696m.

In addition, TDC changed or disposed of a number of shareholdings, resulting in a pre-tax gain of DKK 1,144m and a net income impact of DKK 754m, including:

- A part of Belgacom's Ben stake, with a tax-free gain of DKK 231m.
- An option gain in Ceske Radiokommunikace with a pre-tax gain of DKK 913m, resulting in a net income impact of DKK 523m.

TDC Group, one-time items

	2000		2001	
DKKm	EBIT	Net income	EBIT	Net income
Talkline restructuring cost	0	0	-2,720	-2,113
Other restructuring cost and impairment charges	-479	-486	-972	-696
Sale or change of shareholdings	6,640	5,982	1,144	754
One-time items, total	**6,161**	**5,496**	**-2,548**	**-2,055**

During 2000, the net income effect of one-time items related to the sale and change of shareholdings totaled DKK 5,982m. Other one-time items in 2000, comprising impairment charges and restructuring costs amounted to DKK -479m before tax, and a net income impact of DKK -486m.

Operating income

Including one-time items, operating income declined from DKK 12,954m in 2000 to DKK 1,790m in 2001, reflecting primarily the impact of TDC Switzerland and the significant positive impact of one-time items in 2000 and negative impact of one-time items in 2001.

Net financials

Net financials increased from DKK 612m in 2000 to DKK 1,569m in 2001, resulting mainly from the cost of funding the Swiss investment.

Interest and other financial income amounted to DKK 1,880m compared with DKK 1,542m in 2000 due mainly to higher interest income from swaps, securities and bank deposits.

Interest expenses and other financial expenses totaled DKK 3,394m, compared with DKK 2,168m in 2000, due primarily to an increase in debt, caused by investments in TDC Switzerland. Higher interest expenses from swaps also contributed.

Income before income taxes from investments in other associated enterprises decreased from DKK 14m in 2000 to DKK -55m. This change was related primarily to TDC Innovation, which was established in 2000.

Income taxes

In 2001, income taxes totaled DKK 1,366m vs. DKK 3,240m in 2000, a reduction of DKK 1,874m. Tax related to one-time items amounted to a tax income of DKK 441m in 2001, compared with a tax expense of DKK 665m in 2000. Income tax expenses in 2001 related to ordinary income were DKK 768m lower than in 2000, of which DKK 318m stemmed from the capitalization of the tax value related to incurred losses for 2001 in TDC Switzerland, cf. below, while the remaining DKK 450m related mainly to lower earnings before tax.

With the acquisition of the controlling interest in TDC Switzerland in January 2001, TDC acquired tax-loss carry-forwards that may be offset against future taxable income in TDC Switzerland. In addition, TDC Switzerland incurred losses in 2001 following the acquisition, consistent with Management expectations. TDC's Board of Directors has committed to a plan that includes contributing additional capital to TDC Switzerland, if necessary, in amounts sufficient to generate taxable income to utilize the accumulated loss carry-forwards prior to their expiration. In recognition of this commitment, TDC has concluded that the DKK 1,040m net deferred tax asset relating to TDC Switzerland as of December 31, 2001 will more likely than not be realized. This accounting estimate is subject to change based on the evidence available as of the end of each reporting period.

Adjusted for one-time items, the effective tax rate increased from 42% in 2000 to 65% in 2001. The difference of 35 percentage points between the effective tax rate and the Danish statutory corporate tax rate of 30% stemmed from the international operations in which the tax value of losses was not capitalizable, and amortization of goodwill non-deductible for tax purposes.

Minority interests' share of net income

In 2001, total minority interests' share of net income aggregated DKK 407m, of which DKK 52m was related to one-time items and DKK 355m was related to ordinary income. This was a DKK 422m increase in total minority interests' share of net income compared with 2000 and was related primarily to TDC Switzerland.

Net income

Excluding one-time items, net income amounted to DKK 1,317m compared with DKK 3,591m in 2000. Net income including one-time items amounted to DKK -738m in 2001 compared with DKK 9,087m in 2000. Similarly, earnings per share decreased from DKK 42.0 to DKK -3.4, including one-time items, and declined DKK 10.5 to DKK 6.1 excluding one-time items.

Considering the February net income outlook for 2001 of DKK 600m, TDC's Management believes the financial results were solid. 2001 was the year in which TDC Switzerland was fully consolidated, the new organizational structure became fully efficient and changes in the business plan for Talkline were implemented.

Balance Sheets

The Consolidated Balance Sheets totaled DKK 92,236m at year-end 2001, up DKK 17,131m vs. year-end 2000.

The increase in assets was due mainly to increased goodwill of DKK 10,144m related primarily to the acquisition of TDC Switzerland. In addition, property, plant and equipment, net, increased DKK 5,413m compared with 2000. This increase related mainly to telecommunications equipment from the acquisition of TDC Switzerland. Finally, accounts receivable increased DKK 2,409m compared with 2000, due mainly to trade accounts receivable and deferred tax assets.

Shareowners' equity aggregated DKK 29,558m at year-end 2001, a decrease of DKK 3,078m compared with year-end 2000. This decrease was generated mainly by net income in 2001, which amounted to DKK -738m and proposed dividends of DKK 2,363m.

Liabilities amounted to DKK 62,678m, an increase of DKK 20,209m vs. year-end 2000, and related mainly to changes in bonds and long-term and short-term bank loans.

At year-end 2001, net interest-bearing debt amounted to DKK 34,647m, up DKK 20,581m on 2000. The increase in net interest-bearing debt was related primarily to financing the acquisition of TDC Switzerland.

At year-end 2001, the solvency ratio was 32.0%, calculated as total shareowners' equity as a percentage of total liabilities and shareowners' equity.

Statements of Cash Flow

Cash flow from operating activities before net financials decreased to DKK 9,409m in 2001.

Cash flow from operating activities amounted to DKK 6,940m, a decline of DKK 1,963m compared with 2000 stemming primarily from higher working capital as well as higher interest paid, impacted by TDC Switzerland.

Cash outflow from investing activities amounted to DKK 20,781m vs. DKK 7,476m in 2000. This development was due primarily to the acquisition of diAx shares.

Cash inflow from financing activities totaled DKK 10,511m compared with DKK 3,277m in 2000. The net cash inflow in

2001 resulted primarily from an increase in long-term debt.

TDC's cash and cash equivalents decreased from DKK 5,868m to DKK 2,538m during 2001.

Capital expenditures

In 2001, capital expenditures increased DKK 6,902m to DKK 23,004m. This increase was related primarily to share acquisitions, which increased from DKK 6,389m in 2000 to DKK 12,034m in 2001. DKK 5.7bn and DKK 11.6bn of these amounts were linked to the acquisition of sunrise and diAx (now TDC Switzerland) in 2000 and 2001, respectively.

Total capital expenditures, excluding share acquisitions, aggregated DKK 10,970m in 2001, which was 21% of net revenues compared with 22% in 2000. Domestic capital expenditures increased 34% to DKK 6,099m, impacted by the acquisition of a DKK 768m Danish UMTS license. International capital expenditures decreased 6% to DKK 4,871m in 2001.

TDC Tele Danmark's capital expenditures, excluding share acquisitions, aggregated DKK 3,601m in 2001, a decrease of DKK 82m compared with 2000. Domestic capital expenditures increased DKK 499m to DKK 3,484m, representing 57% of TDC's total domestic capital expenditures.

These investments included capacity upgrades and build-out of landline and data networks. Investments were also made to support the ADSL roll-out, which covered approximately 90% of all Danish households by year-end 2001. International capital expenditures decreased DKK 581m to DKK 117m in 2001 and included the change from proportional to equity consolidation of TDC Switzerland.

TDC Mobile International's capital expenditures, excluding share acquisitions, fell DKK 690m to DKK 3,420m in 2001. International capital expenditures decreased DKK 1,699m to DKK 1,596m in 2001, a result of the UMTS acquisitions in 2000 in Polkomtel, Ben and Connect Austria, and lower investments in Talkline. Domestic capital expenditures increased to DKK 1,824m from DKK 815m in 2000 due mainly to the acquisition of a Danish UMTS license and acquisition of a customer care and billing system from TDC Services. The total cost of acquisition for the Danish UMTS license was DKK 972m, DKK 260m were paid in 2001. The remainder is paid in 10 equal installments, once a year the next ten years, which equals a net present value of DKK 768m.

TDC Switzerland's capital expenditures, excluding share acquisitions, amounted to DKK 1,685m in 2001. This was linked primarily to the build-out of the mobile network and Internet in 2001.

TDC Internet's total capital expenditures, excluding share acquisitions, increased DKK 473m to DKK 627m in 2001. This was mainly a result of increased domestic capital expenditures of DKK 496m stemming from the capitalization of ADSL connection fees and investments in ADSL routers and modems.

TDC Cable TV's capital expenditures, excluding share acquisitions, increased DKK 104m to DKK 252m in 2001 and were related primarily to expansion in the cable-TV network.

TDC Services' capital expenditures excluding share acquisitions increased DKK 132m to DKK k738m in 2001. The increase was related primarily to a new customer care and billing system.

The category 'Other' includes TDC A/S, Belgacom and the elimination of internal settlements between business lines. Elimination of internal settlements is the main driver for the development in 2001 and includes elimination of the capitalization of ADSL connection fees and the sale of a customer care and billing system from TDC Services to TDC Mobile.

Capital expenditures

DKKm	Domestic		International		Total	
	2000	2001	2000	2001	2000	2001
TDC Tele Danmark	2,985	3,484	698	117	3,683	3,601
TDC Mobile International	815	1,824	3,295	1,596	4,110	3,420
TDC Switzerland	0	0	0	1,685	0	1,685
TDC Internet	58	554	96	73	154	627
TDC Cable TV	148	252	0	0	148	252
TDC Directories	8	10	15	12	23	22
TDC Services	606	738	0	0	606	738
Other [1)]	-81	-763	1,070	1,388	989	625
TDC, excl. share acquisitions	4,539	6,099	5,174	4,871	9,713	10,970
Share acquisitions in other companies	113	34	6,276	12,000	6,389	12,034
TDC, incl. share acquisitions	4,652	6,133	11,450	16,871	16,102	23,004

[1] Other includes TDC A/S, Belgacom and eliminations

Recent developments

Other than the matters described in this Annual Report, no events have occurred since December 31, 2001that materially affect the assessment of the Group's financial position. Further, it is estimated that no material changes of major significance to the Group's financial position have occurred in the financial markets, including developments in interest and foreign exchange rates.

Outlook

Information concerning the outlook is by nature associated with certain risks, which are listed in the details in the Safe harbor statement on forward-looking statements.

In general, all figures are excluding one-time items and are prepared according to the same accounting principles applied in 2001. An updated Outlook for 2002 in accordance with the changed Danish Company Accounts Act effective from 1 January 2002, will be released in the 1Q02 Earnings Release.

TDC's financial development for 2002 reflects a continuation of the improved quarterly financial performance observed during 2001. The improvement is supported by significant developments within Internet and mobile activities related to domestic as well as international operations.

Net revenues for the TDC Group are expected to total DKK 52.8bn in 2002, a 2% increase compared with 2001. Growth in 2002 will be impacted by e.g. the deconsolidation of Ben and restructuring of Talkline, and on an on-going basis, 9% growth is expected. EBITDA is expected to increase 9% to DKK 13.9bn. TDC's net income is expected to increase 29% from DKK 1.3bn in 2001 to DKK 1.7bn in 2002. This outlook is based on solid financial plans for each individual business line.

TDC Tele Danmark will focus on expanding and defending its position as leading provider of telecommunications solutions in Denmark. The company will also focus on migrating customers and networks to IP-based technology platforms delivering nationwide broadband. As a result, TDC Tele Danmark's net revenues are expected to total DKK 19.8bn with EBITDA of DKK 6.8bn driven by lower internal settlements from other TDC business lines.

Outlook 2002 (excl. one-time items)

DKKbn	2001	2002	Change in %
TDC Tele Danmark			
Net revenues	19.5	19.8	2
EBITDA	6.9	6.8	-1
TDC Mobile International			
Net revenues	17.6	15.4	-12
EBITDA	2.3	3.3	42
TDC Switzerland			
Net revenues	7.8	9.1	17
EBITDA	-0.1	0.4	-
TDC Internet			
Net revenues	1.0	1.8	75
EBITDA[1]	-0.4	0.0	-
TDC Cable TV			
Net revenues	1.2	1.3	9
EBITDA[1]	-0.0	0.0	-
TDC Directories			
Net revenues	1.5	1.7	13
EBITDA	0.5	0.6	19
Other [2]			
Net revenues	3.0	3.7	22
EBITDA	3.6	2.8	-21
TDC Group			
Net revenues	51.6	52.8	2
EBITDA	12.8	13.9	9
Net income	1.3	1.7	29

[1] EBITDA is expected to be positive in 2002, but below DKK 0.1bn.

[2] Includes TDC services, Belgacom, TDC A/S, and elimination of internal settlements.

TDC Mobile International will focus on defending and expanding its leading domestic position and expanding the growth in international activities. Net revenues are expected to decrease 12% to DKK 15.4bn in 2002 compared with 2001. Growth in 2002 will be impacted by e.g. the deconsolidation of Ben and restructuring of Talkline, and on an on-going basis, 10% growth is expected. EBITDA is expected to grow 42% to 3.3bn in 2002, driven by improved financial performance in all operations.

During 2002, TDC Switzerland is expected to continue to realize merger synergies and subsequent cost decreases such as those related to administration and network transmission. TDC Switzerland will also focus on consolidating and increasing current market positions in all segments. Net revenues of DKK 9.1bn and EBITDA of DKK 0.4bn are expected in 2002.

TDC Internet will focus on developing and expanding domestic and international activities, with a domestic focus on broadband solutions. As international growth is expected to continue in 2002, TDC Internet's net revenues are expected to increase 75% to DKK 1.8bn in 2002, and EBITDA is expected to be positive in 2002, but lower than DKK 0.1bn.

During 2002, TDC Cable TV will focus on expanding its domestic position through increased market penetration. Net revenues of DKK 1.3bn are projected, and positive EBITDA is expected in 2002, but lower than DKK 0.1bn.

TDC Directories will consolidate and expand its leading domestic position and further expand its Nordic position in the printed and online supply of directory information. In line with this strategy, net revenues of DKK 1.7bn and EBITDA of DKK 0.6bn are expected in 2002.

The category 'Other' includes TDC Services, TDC A/S, Belgacom and the elimination of internal settlements between business lines. The expected EBITDA decline relates primarily to Belgacom, TDC Services and pensions.

Safe harbor statement

Certain sections of this Annual Report contain forward-looking statements that reflect the Management's current views with respect to certain future events and financial performance. Statements concerning the outlook naturally involve uncertainties, and consequently actual results may differ materially from those projected or implied in these forward-looking statements. Further, certain forward-looking statements are based on assumptions of future events that may prove not to be accurate.

Factors that may cause actual results to differ materially from those projected or implied in the forward-looking statements include, but are not limited to, economic trends and developments in financial markets and the economic impact of unexpected events; technological developments; changes in applicable Danish legislation and EU legislation; changes in interconnect rates; developments in competition within domestic and international communications solutions; introduction of and demand for new services and products; developments in the demand, product mix and prices in the mobile market, including marketing and customer acquisition costs; developments in the market for multimedia services; the possibilities of being awarded licenses; developments in TDC's international activities, which also involve certain political risks; and investments and divestitures in domestic and foreign companies.

Resolutions passed by the Board of Directors

At its meeting today, the Board of Directors approved the Consolidated Financial Statements for 2001.

The Board of Directors proposes a 4.8% increase in dividends to DKK 11.00 from DKK 10.50 per share.
TDC's Annual Report 2001 is scheduled for distribution after March 27, 2001. The Report can be accessed via the Internet at the following address: www.tdc.com.

The Annual General Meeting will be held in Copenhagen on April 24, 2002.

February 27, 2002

Knud Heinesen
Chairman of the Board

Henning Dyremose
President and CEO

Conference call

TDC invites you to take part in a conference call today at 16.00 CET hosted by Henning Dyremose, Chief Executive Officer, and Hans Munk Nielsen, Chief Financial Officer. To participate, please call +353 1 240 5434 from outside Denmark and 8080 2001 (toll-free) from Denmark about 10 minutes before the conference call is due to start.

The conference call will refer to a slide deck that is available at www.tdc.dk and www.tdc.com and participants wishing to derive full benefit from the conference call should obtain these slides in due time before the conference call begins.

The conference will be available in digital replay: +353 1 240 0041. Access code: 120471.

For further information, please contact Investor Relations at +45 3343 7680.

* * *

Statements of Income

DKKm	2000	2001	Change in %
Landline telephony	15,537	17,126	10.2
Mobile telephony	12,871	17,348	34.8
Terminal equipment, etc.	2,771	2,698	-2.6
Internet services	1,195	2,177	82.2
Leased lines	1,474	1,558	5.7
Operator services	563	479	-14.9
Directories	1,214	1,377	13.4
Data communications services	728	670	-8.0
Cable TV	1,096	1,193	8.9
Other activities (incl. Belgacom)	7,103	6,938	-2.3
Net revenues, Group	**44,552**	**51,564**	**15.7**
of which domestic revenues	22,820	23,023	0.9
of which international revenues	21,732	28,541	31.3
Total revenues, Group	**46,757**	**54,082**	**15.7**
Total operating expenses	-33,786	-41,272	-22.2
EBITDA, Group	**12,971**	**12,810**	**-1.2**
of which domestic EBITDA	9,930	9,512	-4.2
of which international EBITDA	3,041	3,298	8.5
Depreciation, amortization and write-downs etc.	-6,178	-8,472	-37.1
of which goodwill amortization	-751	-1,474	-96.3
Operating income (EBIT) before one-time items	**6,793**	**4,338**	**-36.1**
One-time items, net	6,161	-2,548	-141.4
Operating income (EBIT) including one-time items	**12,954**	**1,790**	**-86.2**
Net financials	-612	-1,569	-156.4
Income before income taxes	**12,342**	**221**	**-98.2**
Total income taxes	**-3,240**	**-1,366**	**57.8**
of which related to ordinary income	-2,575	-1,807	29.8
of which related to one-time items	-665	441	166.3
Income before minorities' interests	**9,102**	**-1,145**	**-112.6**
Minority interests	-15	407	NM
of which related to ordinary income	-15	355	NM
of which related to one-time items	0	52	NM
Net income	**9,087**	**-738**	**NM**

Statements of Income for the business lines

DKKm	TDC Tele Danmark Group		TDC Mobile International Group		TDC Switzerland		TDC Cable TV Group	
	2000	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**
Net revenues, external customers	19,269	17,550	15,364	16,126	-	7,769	1,088	1,189
Net revenues, other business lines	1,282	1,902	1,255	1,454	-	7	5	2
Other revenues[1)]	1,436	1,841	306	364	-	0	18	17
Total revenues	**21,987**	**21,293**	**16,925**	**17,944**	**-**	**7,776**	**1,111**	**1,208**
Total operating expenses	-15,124	-14,398	-15,011	-15,612	-	-7,853	-1,169	-1,258
EBITDA	**6,863**	**6,895**	**1,914**	**2,332**	**-**	**-77**	**-58**	**-50**
Depreciation, amortization and write-downs	-2,747	-2,546	-1,239	-1,534	-	-2,210	-273	-230
Operating income before one-time items	**4,116**	**4,349**	**675**	**798**	**-**	**-2,287**	**-331**	**-280**
Capital expenditures excl. share acquisitions	**3,683**	**3,601**	**4,110**	**3,420**	**-**	**1,685**	**148**	**252**

DKKm	TDC Directories Group		TDC Internet Group		Other[2)]		TDC Group	
	2000	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**
Net revenues, external customers	1,234	1,377	552	894	7,045	6,659	44,552	51,564
Net revenues, other business lines	121	125	49	135	-2,712	-3,625	0	0
Other revenues[1)]	14	18	29	55	402	223	2,205	2,518
Total revenues	**1,369**	**1,520**	**630**	**1,084**	**4,735**	**3,257**	**46,757**	**54,082**
Total operating expenses	-799	-1,017	-981	-1,437	-702	303	-33,786	-41,272
EBITDA	**570**	**503**	**-351**	**-353**	**4,033**	**3,560**	**12,971**	**12,810**
Depreciation, amortization and write-downs	-82	-90	-53	-180	-1,784	-1,682	-6,178	-8,472
Operating income before one-time items	**488**	**413**	**-404**	**-533**	**2,249**	**1,878**	**6,793**	**4,338**
Capital expenditures excl. share acquisitions	**23**	**22**	**154**	**627**	**1,595**	**1,363**	**9,713**	**10,970**

1. Includes other operating income and work performed for own purposes and capitalized.
2. Includes TDC A/S, Belgacom, TDC Services and eliminations.

Balance Sheets December 31, 2001

TDC Group (DKKm)	2000	2001
Assets		
Intangible assets, net	18,064	29,961
Property, plant and equipment, net	28,022	33,435
Investments and other assets, net	1,242	2,064
Total fixed assets	**47,328**	**65,460**
Total inventories	1,192	1,211
Total accounts receivable	20,618	23,027
Marketable securities	1,323	971
Cash	4,644	1,567
Total current assets	**27,777**	**26,776**
- of which interest-bearing assets	5,967	2,538
Total assets	**75,105**	**92,236**
Liabilities and shareowners' equity		
Shareowners' equity	**32,636**	**29,558**
Total liabilities	**42,469**	**62,678**
- of which interest-bearing debt	20,033	37,185
Total liabilities and shareowners' equity	**75,105**	**92,236**

Statements of Cash Flow

TDC Group (DKKm)	2000	2001	Change in %
Cash flow from operating activities	8,903	6,940	-22.0
Cash flow from investing activities	-7,476	-20,781	-178.0
Cash flow from financing activities	3,277	10,511	-
Increase/decrease in cash and cash equivalents	4,704	-3,330	-170.8
Cash and cash equivalents at December 31	**5,967**	**2,538**	**-57.5**

Shareowners' equity

TDC Group (DKKm)	2000	2001
Shareowners' equity at January 1	25,868	32,636
Net income	9,087	-738
Acquisition of treasury shares	-194	-132
Disposal of treasury shares	49	0
Proposed dividends	-2,264	-2,363
Currency translation adjustments	90	155
Shareowners' equity at December 31	**32,636**	**29,558**

Statistics

Group Customers

Customers1) ('000)	2000	2001	Change in %
Domestic:			
Landline customers including wholesale	3,182	3,139	(1.4)
Mobile customers including wholesale and Duét	1,648	1,911	16.0
Internet including dial-up, ADSL, cable modem and wholesale	536	678	26.5
Cable-TV customers	801	828	3.4
Domestic subscriptions, total	**6,167**	**6,556**	**6.3**
International:			
Landline customers	1,377	1,601	16.3
Mobile customers	3,240	4,405	36.0
Internet dial-up customers	527	901	71.0
International pro rata customers, total	**5,144**	**6,907**	**34.3**
Group customers, total	**11,311**	**13,463**	**19.0**

Domestic traffic data

Traffic volume (million minutes):	2000	2001	Change in %
Domestic landline traffic	26,096	26,502	1.6
International traffic	2,137	2,195	2.7
Mobile traffic	2,307	2,736	18.6

Employees

TDC and fully owned subsidiaries	2000	2001	Change in %
Employees	18,363	19,130	4.2

1) In 2001, the definition of inactive customers became more restrictive than in earlier releases.

SELECTED FINANCIAL AND OPERATING DATA

		1997	1998	1999	2000	2001
Statements of Income DKKm						
Net revenues		29,386	33,989	38,206	44,552	51,564
Total revenues		31,036	35,867	40,437	46,757	54,082
Total operating expenses		-21,189	-24,889	-28,139	-33,786	-41,272
EBITDA		**9,847**	**10,978**	**12,298**	**12,971**	**12,810**
Depreciation, amortization and write-downs		-5,265	-5,270	-5,583	-6,178	-8,472
EBIT before one-time items		**4,582**	**5,708**	**6,715**	**6,793**	**4,338**
One-time items, net		-2,292	755	0	6,161	-2,548
EBIT, including one-time items		**2,290**	**6,463**	**6,715**	**12,954**	**1,790**
Net financials		21	-108	-215	-612	-1,569
Earnings before tax		**2,311**	**6,355**	**6,500**	**12,342**	**221**
Total income taxes		-1,162	-1,888	-2,685	-3,240	-1,366
Net income before minority interests		**1,149**	**4,467**	**3,815**	**9,102**	**-1,145**
Minority interests		27	-34	-62	-15	407
Net income		**1,176**	**4,433**	**3,753**	**9,087**	**-738**
EBIT before one-time items		**4,582**	**5,708**	**6,715**	**6,793**	**4,338**
Net financials		21	-108	-215	-612	-1,569
Earnings before tax		**4,603**	**5,600**	**6,500**	**6,181**	**2,769**
Income tax related to ordinary income		-1,995	-2,044	-2,685	-2,575	-1,807
Net income before minority interests		**2,608**	**3,556**	**3,815**	**3,606**	**962**
Minority interests' share of ordinary income		27	-34	-62	-15	355
Net income, excluding one-time items		**2,635**	**3,522**	**3,753**	**3,591**	**1,317**
Balance Sheets DKKbn						
Total assets		58.8	53.4	62.2	75.1	92.2
Total shareowners' equity		32.1	24.3	25.9	32.6	29.6
Shares issued (million)		262.0	216.5	216.5	216.5	216.5
Cash flows DKKm						
Operating activities		7,781	8,968	8,469	8,903	6,940
Investing activities		-8,948	-5,894	-11,283	-7,476	-20,781
Financing activities		-1,013	-8,830	2,997	3,277	10,511
Change in cash and cash equivalents		-2,180	-5,756	183	4,704	-3,330
Capital expenditures DKKbn						
TDC, excluding share acquisitions		6.9	7.0	7.4	9.7	11.0
TDC, including share acquisitions		9.2	7.6	11.5	16.1	23.0
Key Ratios						
Reported EPS	DKK	4.5	19.2	17.3	42.0	-3.4
EPS excl. one-time items	DKK	10.1	15.3	17.3	16.6	6.1
Proforma EPS[1)]	DKK	12.4	18.1	20.5	20.5	13.1
Dividend per share	DKK	9.0	9.5	10.0	10.5	11.0
Net interest-bearing debt[2)]	DKKbn	0.0	8.6	13.6	14.1	34.6
Operating profit ratio (EBIT-margin)	%	15.6	16.8	17.6	15.2	8.4
Return on capital employed (ROCE)[3)]	%	14.0	18.4	21.1	17.9	9.4
Subscriber base[4)] - pro rata (end of period)	('000)					
Landline		3,998	4,277	4,410	4,559	4,740
Domestic		3,182	3,204	3,203	3,182	3,139
International		816	1,073	1,207	1,377	1,601
Mobile		1,791	2,312	3,233	4,888	6,316
Domestic		894	995	1,294	1,648	1,911
International		897	1,317	1,939	3,240	4,405
Internet		153	327	662	1,063	1,579
Cable TV		765	812	825	801	828
Total subscribers		**6,707**	**7,728**	**9,130**	**11,311**	**13,463**
Number of employees[5)]		**17,268**	**16,410**	**17,464**	**18,363**	**19,130**
USD/DKK exchange rate						8.41
EUR/DKK exchange rate						7.44

1) Pro forma EPS is defined as net income before goodwill amortization and one-time items.

2) Net interest-bearing debt is defined as interest-bearing liabilities less interest-bearing assets.

3) ROCE is defined as income before income taxes, one-time items and interest expenses divided by total shareowners' equity plus interest-bearing debt.

4) The definition for active and inactive customers has been changed in 2001 compared with earlier releases. Comparable figures for years 1997 to 2000 have been changed accordingly.

5) Fully owned enterprises

TDC – TDC - formerly Tele Danmark - is a growth and value-creation oriented Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as seven main business units; TDC Tele Danmark, TDC Mobile International, TDC Internet, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDC A/S

By: Signe Korsgaard
Name: Mrs. Signe Korsgaard
Title: Assistant/Investor Relations

Date: February 27, 2002